

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Kevin Herde
Chief Financial Officer
Maravai LifeSciences Holdings, Inc.
10770 Wateridge Circle
Suite 200
San Diego, CA 92121

> **Re: Maravai LifeSciences Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **File No. 001-39725**

Dear Mr. Herde:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences